VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 12:00 pm EST on December 8, 2022.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held on December 9, 2022 at 9:00 a.m. (Local Time) at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Oriental Culture Holding Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND "FOR" PROPOSAL 2.

(1) Election of Directors:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Mun Wah Wan 02 Yi Shao 03 Nelson (Nam Sum) Wong 04 Xiaobing Liu 05 Jinren Chen

(2) To ratify the appointment of Wei Wei & Co., LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date ______________________ **Signature** ______________________________ **Signature, if held jointly** ______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

ORIENTAL CULTURE HOLDINGS LTD.

Annual Meeting of Stockholders

December 9, 2022

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mun Wah Wan and Yi Shao proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Annual General Meeting of Stockholders to be held at Unit 909, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong, on December 9, 2022, at 9:00 a.m., local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR all director nominees, FOR the ratification of the appointment of Wei Wei & Co., LLP as the independent registered public accounting firm, and in the case of othe matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual General Meeting of Stockholders on December 9, 2022 at 9:00 am local time. ☐

PLEASE BE SURE TO SIGN REVERSE SIDE OR PROXY WILL NOT BE VALID